UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 03, 2009

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Half Yearly Report - 03 August 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: August 03, 2009

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: August 03, 2009

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

Barclays Bank PLC

Interim Results Announcement

30th June 2009

Table of Contents

Interim Results Announcement

Performance Highlights
Group Chief Executive's Review
Group Finance Director's Review
Summary Income Statement
Summary Balance Sheet
Risk Management

·    Analysis of Total Assets

·    Barclays Capital Credit Market Exposures

·    Credit Risk, Market Risk and Liquidity Risk

Statement of Directors' Responsibilities
Independent Auditor's Review Report
Accounting Policies
Condensed Consolidated Interim Financial Statements
Other Information and Glossary of Terms

BARCLAYS BANK PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 1026167

Unless otherwise stated, the income statement analyses compare the six months to 30th June 2009 to the corresponding six months of 2008. Balance sheet comparisons, unless otherwise stated, relate to the corresponding position at 31st December 2008.

Unless otherwise stated, the Performance Highlights, Group Chief Executive's Review, Group Finance Director's Review, Summary Income Statement, Summary Balance Sheet and Risk Management sections of the Interim Results Announcement discusses the Group as a whole rather than presenting the portion of the Barclays Global Investors (BGI) business held for sale as a discontinued operation. These non-GAAP measures are provided because, until disposal, management believes that including BGI as part of continuing operations provides more useful information about the performance of the Group as a whole and better reflects how the operations are managed. In the Unaudited Condensed Consolidated Interim Financial Statements on pages 22 onwards the portion of the BGI business held for sale is represented as discontinued operations.

 In accordance with Barclays policy to provide meaningful disclosures that help investors and other stakeholders understand the financial position, performance and changes in the financial position of the Group for the period, the information provided in this report goes beyond the minimum levels required by accounting standards and listing rules for interim reporting. In the specific context of facilitating an understanding of the recent market turmoil Barclays has considered best practice recommendations relating to disclosure and feedback from investors, regulators and other stakeholders on the disclosures that investors would find most useful.

This report contains disclosure on credit market exposures held by Barclays Capital on page 16 and more extensive disclosures are contained in the Barclays PLC Interim Results Announcement for the half year ended 30th June 2009. The data presented in the Barclays PLC Interim Results Announcement relating to credit market exposures is identical to that reportable for the Barclays Bank PLC Group.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as "may", "will", "seek", "continue", "aim", "anticipate", "target", "expect", "estimate", "intend", "plan", "goal", "believe" or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, assets, impairment charges, business strategy, capital ratios, leverage, payment of dividends, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, the effects of continued volatility in credit markets, market related risks such as changes in interest rates and exchange rates, effects of changes in valuation of credit market exposures, changes in valuation of issued notes, the policies and actions of governmental and regulatory authorities, changes in legislation, the further development of standards and interpretations under International Financial Reporting Standards (IFRS) applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, the integration of the Lehman Brothers North American businesses into the Group's business and the quantification of the benefits resulting from such acquisition, the proposed disposal of Barclays Global Investors and the impact on the Group, the outcome of pending and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition - a number of which factors are beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements.
Any forward-looking statements made herein speak only as of the date they are made. Except as required by the UK Financial Services Authority (FSA), the London Stock Exchange or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in Barclays expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.

Performance Highlights

"In challenging market conditions, we have continued to benefit from our diversified business base. The investments we have made, particularly in our international businesses, are driving very strong income performance and allowing us to absorb the consequences of the economic downturn. Our capital base is stronger and we have significantly reduced leverage. Our goal for 2009 is very clear: we seek to deliver another year of solid profitability. Our first half performance is a good start to this."

John Varley, Chief Executive

— Strong income drives financial performance

–    Record income of £16,232m, up 37%

–    Profit before tax of £2,965m, up 7%

–    Income absorbed gross credit market losses and higher reserves of £4,677m (including impairment of £1,170m) and other Group impairment of £3,386m

–    £1,192m of gains on debt buy-backs and extinguishment more than offset £893m own credit charge

— Good progress on key financial measures

–    Loan loss rate of 144bps on constant year end 2008 loans and advances and currency basis

–    Balance sheet reduced by over £500bn (25%)

–    Cost:income ratio improved to 54% from 57%

— Global Retail and Commercial Banking generates higher income in a tough economic environment

–    Strong income growth of 14% to £8,051m driven by Barclaycard and the international businesses

–    Profit before tax of £1,256m

–    Underlying costs well controlled

–    Impairment up significantly to £2,660m (2008: £1,207m)

— Investment Banking and Investment Management records very strong income and profit growth

–    Overall profit before tax of £1,398m, up 44%

–    Barclays Capital total income excluding credit market losses and own credit more than doubled to £10,489m with very strong performances across client franchises in the UK, Europe and Asia and a transformation in the scale and service offering in the US enabling absorbtion of credit market losses and impairment

–    Profit before tax at Barclays Capital doubled to £1,047m (2008: £524m)

–    Resilient performance at Barclays Global Investors with profit before tax up 4% to £276m, net of deal costs of £106m, and assets under management up 12% to $1,678bn

— Sale of Barclays Global Investors business to BlackRock Inc. agreed for consideration of approximately $13bn and expected to complete at the end of 2009 giving Barclays an economic stake of 19.9% in the enlarged BlackRock Global Investors business

	Half Year Ended	Half Year Ended
Profit Before Tax by Business	30.06.09	30.06.08
	£m	£m	% Change
UK Retail Banking	268	690	(61)
Barclays Commercial Bank	404	702	(42)
Barclaycard	391	388	1
Global Retail & Commercial Banking - Western Europe	31	115	(73)
Global Retail & Commercial Banking - Emerging Markets	(86)	52	-
Global Retail & Commercial Banking - Absa	248	298	(17)
Barclays Capital	1,047	524	100
Barclays Global Investors	276	265	4
Barclays Wealth	75	182	(59)
Head Office Functions and Other Operations	311	(432)	-

  Group Chief Executive's Review

Summary

The environment has remained very difficult in 2009 as a consequence of the onset during 2008 of economic recession in most parts of the world in which we operate. But we were nonetheless solidly profitable, reporting a first half profit of £3 billion.
At the heart of this performance is the service to our customers and clients, for whom the recession creates both challenges and opportunities. High levels of activity on their behalf enabled us to grow our income by 37%, to over £16 billion. This has enabled us to absorb the impact of further credit market writedowns and increasing impairment. We were exposed to, and came through, the stress tests applied by our lead regulator in the UK, the Financial Services Authority (FSA). And we have pursued strategic change with the sale of Barclays Global Investors (BGI) business which, when completed, will crystallise significant value within the business portfolio and open new opportunities within the consolidating asset management industry through our stake in the combined BlackRock Global Investors business.  Our proposal to sell the BGI business is the subject of a shareholder general meeting to be held on the 6th August 2009.
Costs have been well controlled, with a 3 percentage point improvement in the cost:income ratio. The rate of income growth exceeded the rate of cost growth by 7%. On the balance sheet, we have reduced total assets by over £500 billion since the end of 2008.
The ratio of loans to deposits has improved by 9 percentage points as we strengthened our funding position.

2009 Priorities

As we navigate 2009, our governing objectives are unchanged. They are: staying close to our customers and clients, managing our risk and maintaining strategic momentum.

Staying Close to Our Customers and Clients

The strength of our relationships with customers and clients is observable in the income performance of Barclays during the first half of 2009. We reported income growth of 14% in GRCB, and of 52% in IBIM. Income diversification has helped us mitigate the severe writedown and impairment impacts of the banking crisis and the economic crisis.
Protecting and growing our ability to serve customers and clients all around the world lay at the heart of our decision about recapitalisation in October 2008. An independent Barclays is a Barclays which can build on the strategy of diversification by geography and by business line. The income performance we have sustained through the crisis gives us a lot of confidence, and international diversification lies at the centre of the income story.
The increase in income at Barclays Capital was broadly based by product and geography and was driven by increased client flows and wider spreads. GRCB income growth, both in 2009 and since the crisis began in the summer of 2007, has been dominated by the international businesses which are now delivering over 40% of GRCB's income. The strength of income performance over the last three years has enabled us to invest heavily in the build-out of distribution channels outside the United Kingdom and increase the number of customers we serve to 49m. While there is clearly a cost to this in terms of investment in branches and people and from impairment growth in maturing asset books, the significant broadening of the business base over the last two years will in time provide strong, diversified profit momentum for the Group.

We made specific statements earlier this year about the lending support that we would make available for our customers in the UK. New lending by Barclays to UK households and businesses in the first half for this year totalled some £17 billion, which was divided equally between credit made available to households and credit made available to businesses. Underlying this new lending are approval rates for applications for credit by business customers of Barclays Commercial Bank running at high levels consistent with those of 2007 and 2008.

Maintaining Strategic Momentum

Our strategy is to increase the growth potential of Barclays by diversifying our businesses.
Notwithstanding the uncertainty of the economic outlook and the attendant uncertainty about the development of regulation, we have a clear view about the overall size and shape of the Barclays Group.
Within GRCB, our goal is that the profit contribution of our international activities will, in time, equal that of the UK businesses. We will seek to grow the profitability of our African businesses through time. We have ample opportunity to develop our Western European retail and commercial banking businesses, and in due course we will be seeking to grow further the Asian businesses of GRCB, which are still underweight. That strategic objective underpins the investments that we have been making in India, Pakistan and Indonesia over the last two years. We remain strongly committed to the continuation of our international development strategy within GRCB, where the medium term growth characteristics of our selected markets are unchanged, although the scale and pace of future growth will of course be determined by our assessment of the economic conditions that prevail and the market opportunities that arise.

In IBIM, we have been developing business in the areas where we have been geographically under-represented over the years - particularly in Asia and the United States. The US accounts today for some 40% of the income in the global financial services industry. Our presence in the United States has increased significantly from the Lehman Brothers North American businesses acquisition. Meanwhile, we are investing to make global businesses of the platforms in equities and mergers and acquisitions in the United States that we acquired through the Lehmans transaction.

Looked at in the context of the Group as a whole, 51% of our first half income was generated outside the United Kingdom (2008: 47%), and it is a strategic priority for us to grow that percentage further in the future.

If we look at the shape of the Group by business line, the Lehman acquisition, the sale of Barclays Global Investors, and the impact on GRCB's profits made by the compression of liability margins and rising impairment, will skew the relative contribution of investment banking for a period of time. But our intention continues to be that, over time and in circumstances where Barclays Capital continues to grow, about two-thirds of the Group's profits will come from GRCB and Barclays Wealth.

H2 2009 Trading

The trends that lie behind our operating performance in the first half of this year were again observable in July. We are realistic about just how difficult the environment is, and will remain, but we are committed to delivering another year of solid profitability through our continued emphasis on serving our customers and clients.

Conclusion

Notwithstanding the tumultuous events of the last two years, we have remained independent and profitable. It has been a humbling experience but we have been able to strengthen our balance sheet and have continued to invest to broaden our business base. We are a British company with an increasingly international footprint and earnings base. Our strategy has helped us weather the crisis and we want our employees, customers and shareholders alike to continue to benefit from it over time.

John Varley, Group Chief Executive

  Group Finance Director's Review

Group Performance

Barclays delivered profit before tax of £2,965m in the first half of 2009, an increase of 7% on 2008. This was after absorbing a further £4,677m of gross losses on credit market exposures (including impairment of £1,170m) and other Group impairment of £3,386m, and £1,192m of gains on debt buy-backs and extinguishment which more than offset a charge of £893m relating to the tightening of own credit spreads.
Income grew 37% to £16,232m. Growth was particularly strong in Barclays Capital, Barclaycard and a number of the international businesses within Global Retail and Commercial Banking (GRCB). Within GRCB however, the momentum of income growth is slowing as the impact of margin compression on deposit income resulting from very low absolute levels of interest rates takes effect and as we have slowed the rate of growth in distribution points across the business. Within Barclays Capital reported income is up 79% compared to the first half of 2008 reflecting the impact of the successful integration of the acquired Lehman Brothers North American businesses and as buoyant market conditions observed across most financial markets in the first quarter of 2009 continued through the second quarter. Barclays Capital also experienced losses of £3,507m relating to credit market exposures held in its trading books, with a marked deterioration in valuations in monolines and commercial real estate in the US and Europe having a notable impact. In addition a charge of £893m relating to own credit on issued structured notes was recognised as credit spreads tightened.
Impairment charges of £4,556m increased 86% on the first half of 2008. These charges included £1,170m against credit market exposures within Barclays Capital. Wholesale impairment charges increased significantly in the corporate loan books of both Barclays Commercial Bank and in Barclays Capital as corporate credit conditions worsened sharply. In UK Retail Banking impairment increased mainly in Consumer Lending as unemployment continued to rise. UK mortgage impairment charges remained relatively low. Loan loss rates continued to rise at Barclaycard, up to 6.8% across our UK books and 9.8% across our US books for the first half on an annualised basis. Significant impairment growth in our Global Retail and Commercial Banking businesses in Western Europe, Absa and Emerging Markets impacted the retail segments in these markets in particular and also our commercial property and SME portfolios in Spain. The loan loss rate for the period was 144 basis points when measured against constant year-end loans and advances balances and impairment at average 2008 foreign exchange rates.
Operating expenses increased 29% to £8,745m. Much of this increase related to prior year growth across our distribution network in GRCB and the Lehman Brothers North American businesses expansion at Barclays Capital. Overall costs across GRCB increased 13%. Adjusting for the non-recurrence of gains from the sale of property, costs across GRCB increased 10% reflecting higher pension costs, growth in the distribution network and new operations in Western Europe and Emerging Markets including entry into Russia, Pakistan and Indonesia. The number of full-time employees across the GRCB businesses decreased 5% over the period. Within Barclays Capital the cost:net income ratio of 75% improved two percentage points relative to the prior year. Expenses in Barclays Global Investors decreased 5% in Sterling terms due to recovery on certain liquidity support charges partially offset by exchange rate moves and deal costs related to the planned disposal of iShares of £106m. The Group cost:income ratio improved three percentage points to 54%. Staff numbers fell 5% to 145,200 (31st December 2008: 152,800).

Business Performance - Global Retail and Commercial Banking

UK Retail Banking profit before tax decreased 61% to £268m in a challenging economic environment. Income was down 8% reflecting the impact of margin compression net of hedges, partially offset by excellent growth in Home Finance and good growth in Consumer Lending. Total loans and advances to customers increased £1.7bn. Gross new mortgage lending was £6.0bn and net new mortgage lending was £2.2bn in a market which grew £1.1bn on a net basis. The average loan to value ratio of the mortgage book was 44%. Impairment charges increased 63% due to the deteriorating economic environment and growth in assets. Operating expenses increased 6% reflecting non-recurrence of gains from the sale of property and increased pension costs.

Barclays Commercial Bank profit before tax decreased 42% to £404m as economic conditions remained challenging. Income growth of 5% principally reflected continued momentum from net fees and commissions and a gain of £83m from the repurchase of securitised debt issued. Total loans and advances decreased 7%, in part due to net reduction by customers in their overdraft borrowings. New term lending extended to customers was £7.4bn. Operating expenses were tightly controlled with an increase of 9% driven by increased pension costs and lower gains on the sale of property. Impairment charges increased to £467m reflecting the impact of the UK recession with rising default rates and falling asset values across all business segments.

Barclaycard  profit before tax increased 1% to £391m. Income growth of 42% reflected strong growth across the portfolios driven by increased lending and improved margins as a result of lower funding rates. Costs increased 10% reflecting growth due to acquisitions made in 2008. Impairment charges increased 92% due to the deteriorating global economic environment with growth in charges across both the international and UK businesses including the impact of the acquisition of Goldfish. The cost:income ratio in the business improved ten percentage points to 35%.

Global Retail and Commercial Banking - Western Europe profit before tax fell 73% to £31m. Results included Barclays Russia which incurred a loss of £35m. Income grew 38% as the expanded network continued to mature with average customer assets over the period increasing 32% to £51.1bn. Costs increased 31% reflecting the expansion of the Portuguese and Italian networks, the addition of Barclays Russia, restructuring charges of £24m and reduced gains from the sale of property. Impairment charges increased £198m to £301m, largely driven by deteriorating trends in Spain which led to losses in property-related commercial banking exposures and credit cards.

Global Retail and Commercial Banking - Emerging Markets loss before tax of £86m compared to a profit of £52m for the same period in 2008 but included strong income growth across Africa. Income increased 29% with significant growth across established markets in Africa, India and UAE. Impairment charges increased £147m to £213m with marked increases in the retail segment, particularly in India and UAE, as a result of rising unemployment. Operating expense growth of 43% reflected continued investment in infrastructure in Pakistan and Indonesia and across existing markets.

Global Retail and Commercial Banking - Absa profit before tax decreased 17% to £248m. Income growth of 15% was driven by solid balance sheet growth, the appreciation in the average value of the Rand against Sterling and higher fees and commissions. Operating expenses increased 6%, well below the rate of inflation. This led to a five percentage point improvement in the cost:income ratio to 55%. Impairment charges rose £170m to £295m as a result of higher delinquency levels in the retail portfolios reflecting high consumer indebtedness.

Business Performance - Investment Banking and Investment Management

Barclays Capital profit before tax increased 100% to £1,047m as a result of a very strong performance in the underlying business, including the impact of the Lehman Brothers North American businesses acquisition, partially offset by a £893m charge relating to own credit (2008: £852 gain). Total income excluding credit market losses and own credit more than doubled to over £10bn reflecting excellent results particularly in the Fixed Income, Currency and Commodities (FICC), which benefited from client flows and wider spreads. Contribution from Equities and Prime Services increased significantly and investment banking (by which we mean advisory businesses and equity and debt underwriting) delivered net income of over £1bn. Operating expenses were 89% higher than 2008 due to the inclusion of the acquired Lehman Brothers North American businesses. Total assets reduced 30% driven by initiatives to reduce derivative, trading portfolio and lending portfolio balances, as well as the appreciation of Sterling against other currencies.

Barclays Global Investors profit before tax increased 4% to £276m. Income fell 2% to £963m due to lower management and incentive fees partially offset by increased net interest revenue. Operating expenses decreased 5% with a recovery on certain liquidity support charges being partially offset by exchange rate movements and deal costs of £106m related to the termination of CVC Capital Partners' proposed purchase of the iShares business. Total assets under management were US$1,678bn, reflecting net new assets of US$108bn, favourable exchange rate movements of US$50bn and positive market moves of US$25bn.

Barclays Wealth profit before tax reduced 59% to £75m principally as a result of the period-on-period effect of the sale of the closed life assurance business in 2008 and the acquisition of Lehman Brothers North American businesses (Barclays Wealth Americas). Income reduced 6%. Excluding the impact of the acquisition and sale, income was broadly in line with 2008 with growth initiatives offset by the impact of reduced interest rates on interest income and lower annuity and transactional fee income as a result of falls in equity markets. Operating expenses grew by 12% principally reflecting the net impact of the acquisition and sale. Client assets remained broadly stable from the year end position after adjusting for the impact of exchange rate movements and a small net outflow in Barclays Wealth Americas.

Business Performance - Head Office Functions and Other Operations

Head Office Functions and Other Operations profit before tax was £311m, an improvement of £743m compared to the same period in 2008. The increase was the result of gains on debt extinguishment of £1,109m partially offset by increased costs in central funding activity due to money market dislocation, in particular LIBOR resets. Costs were in line with the prior year and included £37m for Barclays contribution to the UK Financial Services Compensation Scheme for the period.

Balance Sheet

Shareholders' Equity

Shareholders' equity, including minority interests, increased 12% to £48.8bn over the first half of 2009 and has increased over 48% since June 2008. The main driver for the increase in 2009 was profit after tax of £2.3bn and a capital contribution from Barclays PLC of £4.1bn.

Balance Sheet

Our total assets decreased by £508bn to £1,545bn over the first half of 2009. There was a decrease of 8% in total assets due primarily to favourable moves in exchange rates. £429bn was attributable to a decrease in derivative assets. Loans and advances decreased by £44.8bn to £464.7bn over the period principally due to a decrease in the cash collateral held against derivative trades and the increase in the value of Sterling relative to other currencies.
Our assets and liabilities also include amounts held under investment contracts with third parties of a further £66.0bn as at 30th June 2009 (31st December 2008: £69.2bn). These constitute asset management products offered to institutional pension funds which are required to be recognised as financial instruments. Changes in value in these assets are entirely to the account of the beneficial owner of the asset.

Foreign Currency Translation

Assets were affected by the increase in value of Sterling relative to other currencies during the first half of 2009. As at 30th June 2009, the US Dollar and the Euro had both depreciated 11% relative to Sterling.
The currency translation reserve decreased by £1.8bn to £1.0bn over the first half of 2009. This reflected foreign exchange movements in foreign currency net investments which are largely economically hedged through preference share capital (denominated in US Dollars and Euros) that is not revalued for accounting purposes.

Outlook

We expect the remainder of 2009 to be challenging, with continuing recessions in many of the economies in which we are represented. In the first half of 2009 our profits were reduced by the impacts of substantial gross credit market losses and impairment. For the remainder of 2009, we expect credit market losses to be lower than in the first half but impairment trends to be consistent with those experienced over the first half.
Official interest rates in the UK and elsewhere have reduced significantly in response to the continuing recession. This has had and will continue to have the impact of substantially reducing the spread generated on our retail and commercial banking liabilities, particularly in the UK. We expect this to continue while interest rates are low. The impact on Barclays will be reduced to an extent by our interest rate hedges, which we expect to mitigate around 50% of the second half impact of low interest rates on our liabilities margin. As well as interest rate reduction, governments in the UK and elsewhere have taken significant measures to assist borrowers and lenders. We expect the combined impact of these measures and the lower interest rate environment to be positive for the economy in time.

Chris Lucas, Group Finance Director

  Summary Income Statement

	Half Year Ended	Half Year Ended
	30.06.09	30.06.08
	£m	£m
Net interest income	5,475	5,161
Net fee and commission income	5,078	3,915

Net trading income	4,098	1,782
Net investment income	98	345
Principal transactions	4,196	2,127

Net premiums from insurance contracts	602	568
Other income	1,302	203
Total income	16,653	11,974

Net claims and benefits incurred on insurance contracts	(421)	(101)
Total income net of insurance claims	16,232	11,873
Impairment charges and other credit provisions	(4,556)	(2,448)
Net income	11,676	9,425

Operating expenses	(8,745)	(6,753)

Share of post-tax results of associates and joint ventures	13	23
Profit on disposal of subsidiaries, associates and joint ventures	21	-
Gains on acquisitions	-	89
Profit before tax	2,965	2,784
Tax	(646)	(620)
Profit after tax	2,319	2,164

Attributable to
Minority interests	144	196
Equity holders	2,175	1,968
	2,319	2,164

The Summary Income Statement and Summary Balance Sheet include the result of BGI and can be reconciled to the Consolidated Interim Financial Statements on page 22 onwards by excluding the results of BGI's discontinued business per Note 20.

   Summary Balance Sheet

	As at	As at
Assets	30.06.09	31.12.08
	£m	£m
Trading portfolio assets	154,063	185,646
Financial assets designated at fair value:
- held on own account	43,797	54,542
- held in respect of linked liabilities to customers under investment contracts	63,275	66,657
Derivative financial instruments	556,045	984,802
Loans and advances to banks	52,944	47,707
Loans and advances to customers	411,804	461,815
Available for sale financial investments	66,947	65,016
Reverse repurchase agreements and cash collateral on securities borrowed	144,978	130,354
Goodwill	7,599	7,625
Intangible assets	2,547	2,777
Other assets	41,529	46,088
Total assets	1,545,528	2,053,029

	As at	As at
Liabilities	30.06.09	31.12.08
	£m	£m
Deposits from banks	105,776	114,910
Customer accounts	319,132	335,533
Trading portfolio liabilities	44,737	59,474
Financial liabilities designated at fair value	64,521	76,892
Liabilities to customers under investment contracts	66,039	69,183
Derivative financial instruments	534,966	968,072
Debt securities in issue	142,263	153,426
Repurchase agreements and cash collateral on securities lent	175,077	182,285
Other liabilities	44,171	49,680
Total liabilities	1,496,682	2,009,455

Shareholders' Equity
Shareholders' equity excluding minority interests	46,313	41,202
Minority interests	2,533	2,372
Total shareholders' equity	48,846	43,574

Total liabilities and shareholders' equity	1,545,528	2,053,029

The Summary Income Statement and Summary Balance Sheet include the result of BGI and can be reconciled to the Consolidated Interim Financial Statements on page 22 onwards by excluding the results of BGI's discontinued business per Note 20

   Risk Management

Principal Risks and Uncertainties

As a consequence of adverse economic conditions in most of the parts of the world in which Barclays operates, the overall market and risk environment has been challenging for all of Barclays businesses in the first half of 2009.
Barclays continues to actively manage its businesses to mitigate this risk and address these challenges. Since the year end there have been no material changes to the risk management processes.
Pages 11 to 19 of this half year Results Announcement provide further details with respect to Barclays risk exposures:

— Pages 11 to 17 provide an analysis of the key credit risks faced by Barclays across a number of asset classes and business, referencing significant portfolios and including summary measures of asset quality. Further information on the detail within this section is as follows:

–    Analysis of total assets by valuation basis and underlying asset class (pages 12 and 13)

–    Summary disclosures and analysis of Barclays Capital’s credit market exposures by asset class (pages 14 to 16)

–    Wholesale Credit Risk (page 17)

–    Retail Credit Risk (page 17)

— Page 18 provides an analysis of market risk;

— Page 19 sets out the key measures of liquidity risk.

Barclays is also affected by legal risk and regulatory compliance risk through the extensive range of legal obligations, regulations and codes in force in the territories in which Barclays operates. The principal uncertainties regarding these risks are further discussed on pages 39 to 40.
More extensive disclosures are contained in the Barclays PLC Interim Results Announcement for the half year ended 30 June 2009.

Analysis of Total Assets

		Accounting Basis
	Total Assets	Fair Value	Cost Based Measure
Assets as at 30.06.09	£m	£m	£m
Cash and balances at central banks	24,844		24,844

Items in the course of collection from other banks	1,995		1,995

Treasury & other eligible bills	2,976	2,976
Debt securities	126,101	126,101
Equity securities	22,484	22,484
Traded loans	496	496
Commodities [5]	2,006	2,006
Trading portfolio assets	154,063	154,063

Financial Assets Designated at Fair Value
Loans and advances	25,800	25,800
Debt securities	4,286	4,286
Equity securities	5,539	5,539
Other financial assets[6]	8,172	8,172
Held for own account	43,797	43,797

Held in respect of linked liabilities to customers under investment contracts [7]	63,275	63,275

Derivative financial instruments	556,045	556,045

Loans and advances to banks	52,944		52,944

Loans and advances to customers	411,804		411,804

Debt securities	60,218	60,218
Equity securities	1,758	1,758
Treasury & other eligible bills	4,971	4,971
Available for sale financial instruments	66,947	66,947

Reverse repurchase agreements and cash collateral on securities borrowed	144,978		144,978
Other assets	24,836		24,836

Total assets as at 30.06.09	1,545,528	884,127	661,401

Total assets as at 31.12.08	2,053,029	1,359,189	693,840

1    Further analysis of loans and advances is on page 32.
2    Reverse repurchase agreements comprise primarily short-term cash lending with assets pledged by counterparties securing the loan.
3    Equity securities comprise primarily equity securities determined by available quoted prices in active markets.

Analysis of Total Assets						Sub Analysis
Derivatives	Loans and Advances [1]	Debt Securities and Other Bills	Reverse Repurchase Agreements [2]	Equity Securities [3]	Other	Credit Market Exposures [4]
£m	£m	£m	£m	£m	£m	£m
					24,844

					1,995

		2,976
		126,101				2,941
				22,484
	496
					2,006
	496	129,077		22,484	2,006

	25,800					10,292
		4,286
				5,539
	193		6,885		1,094
	25,993	4,286	6,885	5,539	1,094

					63,275

556,045						7,451

	52,944

	411,804					8,669

		60,218				386
				1,758
		4,971
		65,189		1,758

			144,978
					24,836	50

556,045	491,237	198,552	151,863	29,781	118,050

984,802	542,118	224,692	137,637	39,222	124,558

4    Further analysis of Barclays Capital credit market exposures is on pages 14 to 16. Undrawn commitments of £731m are off-balance sheet and therefore not included in the table above.
5    Commodities primarily consists of physical inventory positions.
6    These instruments consist primarily of loans with embedded derivatives and reverse repurchase agreements designated at fair value.
7    Financial assets designated at fair value in respect of linked liabilities to customers under investment contracts have not been further analysed as the Group is not exposed to the risks inherent in these assets.

Analysis of Barclays Capital Credit Market Exposures by Asset Class

	As at 30.06.09	ABS Super Senior	Other US Sub-prime	Alt-A	RMBS Wrapped by Monoline Insurers
	£m	£m	£m	£m	£m
Debt securities	2,941		398	1,228
Trading portfolio assets	2,941		398	1,228

Loans and advances	10,292		714	495
Financial assets designated at fair value	10,292		714	495

Derivative financial instruments	7,451		370	260	1,272

Loans and advances to customers	8,669	2,255	123

Debt securities	386		92	294
Available for sale financial instruments	386		92	294

Other assets	50		50

Exposure as at 30.06.09		2,255	1,747	2,277	1,272

Exposure as at 31.12.08		3,104	3,441	4,288	1,639

Commercial Real Estate Loans	Commercial Mortgage Backed Securities	CMBS Wrapped by Monoline Insurers	Leveraged Finance	SIVs and SIV-lites	CDPCs	CLO and Other Exposure Wrapped by Monoline Insurers
£m	£m	£m	£m	£m	£m	£m
	1,315
	1,315

8,730				353
8,730				353

(2)	(735)	1,567		138	84	4,497

			6,197	94

8,728	580	1,567	6,197	585	84	4,497

11,578	735	1,854	9,361	963	150	4,939

Barclays Capital Credit Market Exposures

Barclays Capital's credit market exposures primarily relate to US residential mortgages, commercial mortgages and leveraged finance businesses that have been significantly impacted by the continued deterioration in the global credit markets. The exposures include both significant positions subject to fair value movements in the profit and loss account and positions that are classified as loans and advances and as available for sale.

The exposures and gross writedowns to 30th June 2009 are set out by asset class below:

					Half Year Ended 30.06.09
US Residential Mortgages	As at 30.06.09	As at 31.12.08	As at 30.06.09	As at 31.12.08	Fair Value Losses	Impair-ment Charge	Gross Losses
	$m [1]	$m [1]	£m [1]	£m [1]	£m	£m	£m
ABS CDO Super Senior	3,709	4,526	2,255	3,104	-	437	437

Other US sub-prime	2,873	5,017	1,747	3,441	506	148	654

Alt-A	3,745	6,252	2,277	4,288	51	347	398

Monoline wrapped US RMBS	2,092	2,389	1,272	1,639	256	-	256

Commercial Mortgages
Commercial real estate	14,354	16,882	8,728	11,578	1,443	-	1,443

Commercial mortgage-backed securities	954	1,072	580	735	17	-	17

Monoline wrapped CMBS	2,577	2,703	1,567	1,854	549	-	549

Other Credit Market
Leveraged finance	11,394	15,152	6,928	10,391	-	204	204

SIVs and SIV -Lites	962	1,404	585	963	97	34	131

CDPCs	138	218	84	150	(5)	-	(5)

Monoline wrapped CLO and other	7,396	7,202	4,497	4,939	593	-	593

Total gross writedowns					3,507	1,170	4,677

During the period ended 30th June 2009, these exposures have been reduced by net sales and paydowns of £6,252m, including a £3,056m sale of leveraged finance exposure which was repaid at par, £1,448m of Alt-A and £865m of sub-prime exposure. Exposure reductions were impacted as the US Dollar and the Euro both depreciated 11% relative to Sterling.
In the period to 30th June, there were gross writedowns of £4,677m (2008: £3,333m), before related income and hedges of £346m (2008: £502m) and own credit losses of £893m (2008: gain £852m).
The gross writedowns, which included £1,170m (2008: £1,108m) in impairment charges, comprised: £1,745m (2008: £2,832m) against US residential mortgage exposures; £2,009m (2008: £271m) against commercial mortgage exposures; and £923m (2008: £230m) against other credit market exposures.

1    As the majority of exposure is held in US Dollars, the exposures above are shown in both US Dollars and Sterling.

Wholesale Credit Risk

As we enter the second half of 2009, the principal uncertainties relating to the performance of the wholesale portfolios are:

— The depth and duration of the recessions in the UK, US, Spain and South Africa

— The potential for single name risk and for idiosyncratic losses in different sectors and geographies where credit positions are sensitive to economic downturn

— The performance of the underlying collateral supporting US RMBS and related positions, which may deteriorate further

— Possible additional deterioration in the underlying collateral supporting our other credit market exposures, including monolines, commercial real estate and leveraged finance

Gross loans and advances fell 13% to £273,032m (31st December 2008: £314,508m), largely due to Barclays Capital where loans and advances fell by £32,415m (16%), principally due to a decrease in the cash collateral held against derivative trades and the increase in the value of Sterling relative to other currencies. Gross loans and advances in Barclays Commercial Bank fell by £5,125m (7%) due to reduced customer demand in Larger Business and BASF. The fall in balances of £1,805m (11%) in GRCB - Western Europe was primarily due to the strengthening of Sterling against the Euro.
Impairment charges on loans and advances rose 51% (£646m) to £1,922m (2008: £1,276m), primarily in Barclays Capital. In Barclays Commercial Bank, impairment charges rose in both the Larger and Medium Business divisions as default rates rose and asset values fell. Impairment rose in GRCB - Western Europe, reflecting the impact of economic deterioration in Spain on the commercial, construction, and SME portfolios, and in GRCB Absa, which rose from a low base, reflecting the deterioration in wholesale credit conditions.
The loan loss rate on the wholesale and corporate portfolio rose to 141bps (31st December 2008: 82bps).

Retail Credit Risk

As we enter the second half of 2009, the principal uncertainties relating to the performance of the retail portfolios are:

— The depth and duration of the recessions in the UK, US, Spain and South Africa

— The speed and extent of further rises in unemployment in those markets and the impact on delinquency and charge-off rates

— The possibility of further, sustained falls in residential property prices in the UK, South Africa and Spain

— The uncertain outlook for inflation and interest rates, and resulting further impact on unemployment

— The availability of and demand for retail credit

Gross loans and advances to retail customers were stable at £200,552m (31st December 2008: £201,588m) with increases of £1,766m (2%) in UK Retail Banking, reflecting a rise of £2,126m (3%) in Home Finance balances, and £1,038m (4%) in GRCB - Absa mainly due to increases in the Home Finance book, offset by reductions in balances in GRCB - Emerging Markets, GRCB - Western Europe, and Barclaycard, which were principally driven by an increase in the value of Sterling relative to other currencies.
Impairment charges on loans and advances increased 101% (£996m) to £1,981m (2008: £985m) as charges increased across all businesses, but most notably in the international portfolios where delinquency balances and rates increased as the economic environment deteriorated and unemployment rose.

The loan loss rate on the retail portfolios increased to 198bps (31st December 2008: 116bps).

Market Risk

Market Risk is the risk that Barclays earnings or capital, or its ability to meet business objectives, will be adversely affected by changes in the level or volatility of market rates or prices such as interest rates, credit spreads, commodity prices, equity prices, and foreign exchange rates. The majority of market risk exposure resides in Barclays Capital.

Risk Measurement and Control

The measurement techniques used to measure and control traded market risk include Daily Value at Risk (DVaR), Expected Shortfall, Global Asset Class stress testing and Global Scenario stress testing.
DVaR is an estimate of the potential loss arising from unfavourable market movements, if the current positions were to be held unchanged for one business day. Barclays Capital uses the historical simulation method with a two year unweighted historical period at the 95% confidence level.
Extreme market volatility during the second half of 2008 increased DVaR materially. As a consequence of the unweighted DVaR historical simulation methodology, this market volatility continued to impact DVaR in the first half of 2009.
Expected Shortfall is the average of all hypothetical losses from the historical simulation beyond DVaR. Formal monitoring of Expected Shortfall started in the second half of 2008.
Stress testing provides an indication of the potential size of losses that could arise in extreme conditions. Global Asset Class stress testing has been designed to cover major asset classes including interest rate, credit spread, commodity, equity, foreign exchange rates and emerging markets. Global Scenario testing is based on hypothetical events which could lead to extreme yet plausible stress type moves, under which profitability is seriously challenged. Examples include 'Global Pandemic', 'Problems with GBP sovereign issuances' and 'Liquidity crisis'.
Market Risk is controlled through the use of limits where appropriate on the above risk measures. Limits are set at the total Barclays Capital level, risk factor level e.g. interest rate risk, and business line level. Book limits such as foreign exchange and interest rate delta limits are also in place.

Analysis of Barclays Capital's Market Risk Exposure

Volatility across financial markets decreased from the extreme levels observed in the second half of 2008 but remained high by historical standards. There were signs that the pace of economic decline had moderated.
Against this background, Barclays Capital's market risk exposure, as measured by average DVaR, increased 40% to £87.4m (second half 2008: £62.6m). The increase was mainly due to increased interest rate and credit spread position taking. When compared to the first half of 2008, average DVaR has increased 100% from £43.8m, mainly due to increased position taking arising from the acquisition of the Lehman Brothers North American business and increased market volatility.
DVaR peaked at £118.7m in March 2009 before trending down due to decreases in interest rate and credit spread exposures. Total DVaR as at 30th June 2009, was £71.1m (31st December 2008: £86.6m, 30th June 2008: £48.0m).
Expected Shortfall averaged £132.9m in the first half of 2009. This was £45.6m greater than the second half of 2008 mainly due to increased interest rate and credit spread risk. Against the first half of 2008, the increase was £81.0m.
As we enter the second half of 2009, the principal uncertainties which may impact Barclays market risk relate to volatility in interest rates, commodities, credit spreads, equity prices and foreign exchange rates. While these markets exhibit improved liquidity and reduced volatility from the extreme conditions observed during 2008, price instability and higher volatility may still arise as major economies seek to return to positive growth through monetary and fiscal policy stimulus.

Liquidity Risk

Barclays manages liquidity to ensure that funding mismatches are appropriate and that sufficient liquidity is maintained to withstand a severe stress period. Our measurement of the impact of a severe stress event includes comprehensive outflows from both the retail and commercial bank, and the investment bank. Off setting these outflows are anticipated inflows from surplus collateral being mobilised and contractual inflows. The size of the outflows is a function of many factors including the composition of deposit funding, loan commitments and other contingent outflows.
Barclays has continued to maintain a strong liquidity profile in 2009, sufficient to absorb the impact of a stressed funding environment. We have access to a substantial pool of liquidity both in secured markets and from unsecured depositors including numerous foreign governments and central banks. In addition our limited reliance on securitisations as a source of funding has meant that the uncertainty in securitisation markets has not significantly impacted our liquidity risk profile.
Whilst funding markets have been difficult in the past six months, Barclays has been able to increase available liquidity, extend the term of unsecured liabilities, and reduce reliance on unsecured funding. During 2009 Barclays has completed a number of benchmark transactions in the senior debt market in the US, UK and Europe.
As at 30th June 2009, Barclays had surplus liquidity of £88bn (31st December 2008: £36bn), including unencumbered cash at central banks, government securities and other central bank eligible securities. In addition, Barclays has improved the ratio of customer deposits to loans and advances to customers to 129% as at 30th June 2009 (31st December 2008: 138%).

Statement of Directors' Responsibilities

The Directors confirm to the best of their knowledge that the condensed consolidated interim financial statements set out on pages 22 to 28 have been prepared in accordance with International Accounting Standards 34, 'Interim Financial Reporting', as adopted by the European Union, and that the interim management report herein includes a fair review of the information required by Disclosure and Transparency Rules 4.2.7 and 4.2.8 namely:

— an indication of important events that have occurred during the six months ended 30th June 2009 and their impact on the condensed consolidated interim financial statements, and a description of the principal risks and uncertainties for the remaining six months of the financial year; and

— material related party transactions in the six months ended 30th June 2009 and any material changes in the related party transactions described in the last Annual Report.

On behalf of the Board

John Varley Group Chief Executive	Chris Lucas Group Finance Director

  Independent Auditors' Review Report

Independent Auditors' Review Report to Barclays Bank PLC

Introduction

We have been engaged by Barclays Bank PLC to review the condensed consolidated interim financial statements in the interim results announcement for the six months ended 30th June 2009, which comprises the consolidated interim income statement, consolidated interim statement of comprehensive income, consolidated interim balance sheet, consolidated statement of changes in equity, condensed consolidated interim cash flow statement and related notes. We have read the other information contained in the interim results announcement and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed consolidated interim financial statements.

Directors' Responsibilities

The interim results announcement is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim results announcement in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.
As disclosed in the 'Accounting Policies' section, the annual financial statements of the group are prepared in accordance with IFRSs as adopted by the European Union. The condensed consolidated interim financial statements included in this interim results announcement have been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting", as adopted by the European Union.

Our Responsibility

Our responsibility is to express to the company a conclusion on the condensed consolidated interim financial statements in the interim results announcement based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Disclosure and Transparency Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of Review

We conducted our review in accordance with the International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements in the interim results announcement for the six months ended 30th June 2009 are not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

PricewaterhouseCoopers LLP

Chartered Accountants

London, United Kingdom

3rd August 2009

Notes:
a)    The maintenance and integrity of the Barclays website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website, and
b)    Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

  Accounting Policies

Going Concern

The Directors have assessed, in the light of current and anticipated economic conditions, the Group's ability to continue as a going concern.
The Directors confirm they are satisfied that the Group has adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt the 'going concern' basis for preparing accounts.

Basis of Preparation

The Condensed Consolidated Interim Financial Statements for the half year ended 30th June 2009 on pages 23 to 28 have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Services Authority and with IAS 34, 'Interim Financial Reporting' as published by the International Accounting Standards Board (IASB). They are also in accordance with IAS 34 as adopted by the European Union. The Condensed Consolidated Interim Financial Statements should be read in conjunction with the annual financial statements for the year ended 31st December 2008, which have been prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) as published by the IASB. The annual financial statements are also prepared in accordance with IFRS and IFRIC interpretations as adopted by the European Union.
The accounting policies adopted are consistent with the accounting policies described in the 2008 Annual Report, except for a change in the accounting policy for share-based payments and additional accounting policy included for financial liabilities which applied for the first time in 2009.
The adoption of the 2009 amendment to IFRS 2 'Share-based Payment-Vesting Conditions and Cancellations', has led to a change in the accounting policy for share-based payments to employees. The change affects the treatment of non-vesting conditions. Non-vesting conditions are taken into account in estimating the grant date fair value, and share based payment charges are recognised when all non-market vesting conditions are satisfied irrespective of whether the non-vesting conditions are satisfied. If meeting a non-vesting condition is a matter of choice, failure to meet the non-vesting condition is treated as a cancellation, resulting in an acceleration of recognition of the cost of the employee services. The impact of this change on previous years has been assessed as immaterial; therefore no prior year adjustments have been made.
The accounting policy for financial liabilities to describe the treatment of an exchange of an existing debt instrument for a new instrument with the lender on substantially different terms is as follows: An exchange of an existing debt instrument for a new instrument with the lender on substantially different terms is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. An assessment is made as to whether the terms are substantially different considering qualitative and quantitative characteristics. When an exchange is accounted for as an extinguishment, any costs or fees incurred are recognised as part of the gain or loss on the extinguishment. The difference between the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in profit or loss.
In addition, the adoption of IAS 1 (revised) has resulted in the reformatting of the statement of recognised gains and losses into a statement of comprehensive income and the addition of a statement of changes in equity. The adoption of IAS 1 (revised) does not change the recognition, measurement or disclosure of specific transactions and events required by other standards.

  Consolidated Interim Income Statement (Unaudited)

		Half Year Ended	Half Year Ended
		30.06.09	30.06.08
Continuing Operations	Notes [1]	£m	£m
Interest income		11,787	13,356
Interest expense		(6,312)	(8,195)
Net interest income		5,475	5,161

Fee and commission income		4,807	3,482
Fee and commission expense		(680)	(548)
Net fee and commission income		4,127	2,934

Net trading income		4,117	1,768
Net investment income		98	345
Principal transactions	1	4,215	2,113

Net premiums from insurance contracts		602	568
Other income		1,299	197
Total income		15,718	10,973

Net claims and benefits incurred under insurance contracts		(421)	(101)
Total income net of insurance claims		15,297	10,872
Impairment charges and other credit provisions	2	(4,556)	(2,448)
Net income		10,741	8,424

Staff costs		(4,815)	(3,535)
Administration and general expenses		(2,627)	(2,344)
Depreciation of property, plant and equipment		(379)	(263)
Amortisation of intangible assets		(228)	(87)
Operating expenses	3	(8,049)	(6,229)

Share of post-tax results of associates and joint ventures		13	23
Profit on disposal of subsidiaries, associates and joint ventures		21	-
Gains on acquisitions		-	89
Profit before tax from continuing operations		2,726	2,307
Tax on continuing operations	4	(532)	(465)
Profit after tax from continuing operations		2,194	1,842
Profit after tax from discontinued operations	20	125	322
Net profit for the period		2,319	2,164

Attributable to:
Minority interests		144	196
Equity holders of the parent		2,175	1,968
		2,319	2,164

Profit before tax from continuing operations		2,726	2,307
Profit before tax on discontinued operations	20	239	477
Profit before tax		2,965	2,784
Tax		(646)	(620)
		2,319	2,164

1    The notes on pages 29 to 50 form an integral part of this consolidated interim financial information.

  Consolidated Interim Statement of Comprehensive Income (Unaudited)

		Half Year Ended	Half Year Ended
		30.06.09	30.06.08
	Notes [1]	£m	£m
Net profit for the period		2,319	2,164

Other comprehensive income:
Currency translation differences		(1,522)	(517)
Available for sale financial assets		649	(713)
Cash flow hedges		167	(573)
Other		(6)	22
Tax relating to components of other comprehensive income	4	(44)	369
Comprehensive income relating to discontinued operations		(137)	26
Other comprehensive income for the year, net of tax		(893)	(1,386)

Total comprehensive income for the year		1,426	778

Attributable to:
Minority interests		237	(45)
Equity holders of the parent		1,189	823
		1,426	778

1 The notes on pages  29 to 50  form an integral part of this consolidated interim financial information.

  Consolidated Interim Balance Sheet (Unaudited)

		As at	As at
Assets		30.06.09	31.12.08
	Notes [1]	£m	£m
Cash and balances at central banks		21,423	30,019
Items in the course of collection from other banks		1,995	1,695
Trading portfolio assets		154,063	185,646
Financial assets designated at fair value:
- held on own account		43,797	54,542
- held in respect of linked liabilities to customers under investment contracts		1,504	66,657
Derivative financial instruments		556,045	984,802
Loans and advances to banks	7, 9	52,944	47,707
Loans and advances to customers	8, 9	411,804	461,815
Available for sale financial investments		66,864	65,016
Reverse repurchase agreements and cash collateral on securities borrowed		144,978	130,354
Other assets		6,612	6,302
Current tax assets		384	389
Investments in associates and joint ventures		284	341
Goodwill		7,253	7,625
Intangible assets		2,479	2,777
Property, plant and equipment		4,138	4,674
Deferred tax assets		2,569	2,668
Assets of disposal group	20	66,392	-
Total assets		1,545,528	2,053,029

1 The notes on pages  29 to 50  form an integral part of this consolidated interim financial information.

  Consolidated Interim Balance Sheet (Unaudited)

		As at	As at
Liabilities		30.06.09	31.12.08
	Notes [1]	£m	£m
Deposits from banks		105,776	114,910
Items in the course of collection due to other banks		2,060	1,635
Customer accounts		319,132	335,533
Trading portfolio liabilities		44,737	59,474
Financial liabilities designated at fair value		64,521	76,892
Liabilities to customers under investment contracts		1,881	69,183
Derivative financial instruments		534,966	968,072
Debt securities in issue		142,263	153,426
Repurchase agreements and cash collateral on securities lent		175,077	182,285
Other liabilities		10,745	12,640
Current tax liabilities		1,068	1,215
Insurance contract liabilities, including unit-linked liabilities		2,032	2,152
Subordinated liabilities	10	25,269	29,842
Deferred tax liabilities		539	304
Provisions		481	535
Retirement benefit liabilities	11	1,523	1,357
Liabilities of disposal group	20	64,612	-
Total liabilities		1,496,682	2,009,455

Shareholders' Equity
Called up share capital	12	2,402	2,398
Share premium account		12,074	12,060
Other reserves		708	1,723
Other shareholders' equity		2,598	2,564
Retained earnings		28,531	22,457
Shareholders' equity excluding minority interests		46,313	41,202
Minority interests		2,533	2,372
Total shareholders' equity		48,846	43,574

Total liabilities and shareholders' equity		1,545,528	2,053,029

1    The notes on pages  29 to 50  form an integral part of this consolidated interim financial information.

  Consolidated Interim Statement of Changes in Equity (Unaudited)

	As at	As at
	30.06.09	31.12.08
Share Capital	£m	£m
Balance as at beginning of period	2,398	2,382
Issue of new shares	4	16
Balance as at end of period	2,402	2,398

Share Premium
Balance as at beginning of period	12,060	10,751
Issue of new shares	14	1,309
Balance as at end of period	12,074	12,060

Retained Earnings
Balance as at beginning of period	22,457	14,222
Equity-settled share schemes	200	463
Vesting of Barclays PLC shares under share-based payment schemes	(49)	(437)
Capital injection from Barclays PLC	4,050	5,137
Dividends paid	-	(1,160)
Dividends on preference shares & other shareholders equity	(308)	(502)
Profit attributable to equity holders of the parent	2,175	4,846
Tax	9	(56)
Other	(3)	(56)
Balance as at end of period	28,531	22,457

Available for Sale Reserve
Balance as at beginning of period	(1,249)	111
Net gains/(losses) from changes in fair value	112	(1,752)
Net gains transferred to net profit	563	168
Changes in insurance liabilities	(2)	17
Tax	(83)	207
Balance as at end of period	(659)	(1,249)

Cash Flow Hedging Reserve
Balance as at beginning of period	132	26
Net gains from changes in fair value	212	252
Net (gains)/losses transferred to net profit	(21)	19
Tax	7	(165)
Balance as at end of period	330	132

Currency Translation Reserve
Balance as at beginning of period	2,840	(307)
Currency translation differences	(1,799)	2,307
Tax	(4)	840
Balance as at end of period	1,037	2,840

Other Equity and Reserves
Balance as at beginning of period	2,564	2,687
Appropriations	-	23
Other movements	34	(146)
Balance as at end of period	2,598	2,564
Total shareholders' equity excluding minority interests	46,313	41,202

Minority Interests
Balance as at beginning of period	2,372	1,949
Dividend and other payments	(71)	(134)
Profit attributable to minority interests	144	403
Changes in shareholding in subsidiaries	-	4
Other	88	150
Balance as at end of period	2,533	2,372
Total shareholders' equity	48,846	43,574

Total comprehensive income of £1,426m (31st December 2008: £778m) has been recognised in the statement of changes in equity.

Condensed Consolidated Interim Cash Flow Statement (Unaudited)

Reconciliation of Profit Before Tax to Net Cash Flows	Half Year Ended	Half Year Ended
from Operating Activities	30.06.09	31.12.08
	£m	£m
Profit before tax from continuing operations	2,726	2,787
Adjustment for non-cash items	488	5,027
Changes in operating assets and liabilities	(4,616)	22,081
Tax paid	(672)	(643)
Net cash from operating activities	(2,074)	29,252
Net cash from investing activities	(8,376)	(9,536)
Net cash from financing activities	(1,398)	9,833
Effect of exchange rates on cash and cash equivalents	5,830	(5,605)
Net cash from discontinued operations	(1)	524
Net (decrease)/increase in cash and cash equivalents	(6,019)	24,468
Cash and cash equivalents at beginning of period	64,509	40,041
Cash and cash equivalents at end of period	58,490	64,509

The notes on pages 29 to 50 form an integral part of this condensed consolidated interim financial information.

  Notes

1.    Principal Transactions

	Half Year Ended	Half Year Ended
	30.06.09	30.06.08
	£m	£m
Net trading income	4,117	1,768

Net gain from disposal of available for sale assets	316	119
Dividend income	2	5
Net (loss)/gain from financial instruments designated at fair value	(133)	125
Other investment (loss)/income	(87)	96
Net investment income	98	345

Principal transactions	4,215	2,113

2.    Impairment Charges and Other Credit Provisions

	Half Year Ended	Half Year Ended
	30.06.09	30.06.08
	£m	£m
Impairment charges on loans and advances	3,870	1,933
Charges in respect of undrawn facilities and guarantees	33	328
Impairment charges on loans and advances	3,903	2,261
Impairment charges on reverse repurchase agreements	3	103
Impairment charges on available for sale assets	650	84
Impairment charges and other credit provisions	4,556	2,448

Impairment charges and other credit provisions on ABS CDO Super Senior and other credit market exposures included above:

	Half Year Ended	Half Year Ended
	30.06.09	30.06.08
	£m	£m
Impairment charges on loans and advances	706	663
Charges in respect of undrawn facilities and guarantees	-	322
Impairment charges on loans and advances and other credit provisions on ABS CDO Super Senior and other credit market exposures	706	985
Impairment charges on reverse repurchase agreements	-	53
Impairment charges on available for sale assets	464	70
Impairment charges and other credit provisions on ABS CDO Super Senior and other credit market exposures	1,170	1,108

3.    Operating Expenses

	Half Year Ended	Half Year Ended
	30.06.09	30.06.08
	£m	£m
Staff costs	4,815	3,535
Administrative expenses	2,297	2,200
Depreciation	379	263
Impairment loss - property and equipment and intangible assets	5	30
Operating lease rentals	333	234
Gain on property disposals	(9)	(120)
Amortisation of intangible assets	228	87
Impairment of goodwill	1	-
Operating expenses	8,049	6,229

4.    Tax

The tax charge for continuing operations for the first half of 2009 was £532m (2008: £465m) representing a tax rate of 19.4% (2008: 20.2%). The tax charges for both periods are lower than the UK tax rate of 28% (2008: 28.5%) because of non taxable gains and income, different tax rates than are applied to the profits outside of the UK, disallowable expenditure and the release of prior year provisions.

Tax effects/(credits) relating to each component of other comprehensive income were as follows.

	Half Year Ended 30.06.09			Half Year Ended 30.06.08
	Before Tax Amount	Tax Charge	Net of Tax Amount	Before Tax Amount	Tax Charge	Net of Tax Amount
	£m	£m	£m	£m	£m	£m
Currency translation differences	(1,522)	(4)	(1,526)	(517)	178	(339)
Available for sale	649	(80)	569	(713)	117	(596)
Cash flow hedge	167	14	181	(573)	91	(482)
Other	(6)	26	20	22	(17)	5
Other comprehensive income	(712)	(44)	(756)	(1,781)	369	(1,412)

5.    Acquisitions

The initial accounting for the acquisition of the North American businesses of Lehman Brothers remains provisional. If material revisions to fair values result from the conclusion of the acquisition process, they will be recognised as an adjustment to the initial accounting up until the date the initial accounting is determined to be complete. Any such adjustments must be effected within 12 months of the acquisition date of 22nd September 2008 and would result in a restatement of the 2008 income statement and balance sheet. Any revisions that occur after the initial accounting is complete would be reflected in current period profit and loss.
Approximately £2.2bn of the assets acquired as part of the acquisition had not been received by 30th June 2009. This amount is largely comprised of margin and collateral attributable to the acquired businesses and cash and securities receivable under the terms of the acquisition. Approximately £1.8bn of these assets were recognised as part of the initial accounting for the acquisition and are included in the balance sheet as at 30th June 2009. In addition, in connection with the acquisition of Lehman's Private Investment Management (PIM) business, Barclays has chosen to make available to former PIM customers certain cash balances and securities that remain to be transferred to them by the Trustee for Lehman Brothers Inc. (LBI). This has resulted in the recognition of a receivable from the LBI bankruptcy estate of approximately £700m as at 30th June 2009. The recovery of these assets is the subject of continuing discussions with the relevant bankruptcy estates and trustees.

6.    Reclassification of Financial Assets Held for Trading

On 16th December 2008 the Group reclassified certain financial assets originally classified as held for trading that were no longer held for the purpose of selling or repurchasing in the near term out of fair value through profit or loss to loans and receivables. At the time of transfer, the Group identified rare circumstances permitting such a reclassification, being severe illiquidity in the relevant market.

The following table shows carrying values and fair values of the assets reclassified at 16th December 2008.

	As at	As at	As at	As at
	30.06.09	30.06.09	31.12.08	31.12.08
	Carrying Value	Fair Value	Carrying Value	Fair Value
	£m	£m	£m	£m
Trading assets reclassified to loans and receivables	3,076	3,025	3,986	3,984

As at the date of reclassification, the effective interest rates on reclassified trading assets ranged from 0.18% to 9.29% with undiscounted interest and principal cash flows of £7.4bn.
If the reclassifications had not been made, the Group's income statement to June 2009 would have included unrealised fair value losses on the reclassified trading assets of £42m (31st December 2008: £2m).

After reclassification, the reclassified financial assets contributed the following amounts to the June 2009 income before income taxes.

	Half Year Ended	Half Year Ended
	30.06.09	30.06.08
	£m	£m
Net interest income	79	4
Provision for credit losses	-	-
Income before income taxes on reclassified trading assets	79	4

The amount reclassified into loans and receivables has fallen from £4.0bn to £3.1bn, primarily as a result of paydowns and maturities of the underlying securities. No impairment has been identified on these securities and no additional securities have been reclassified during 2009.
Prior to reclassification in 2008, £144m of unrealised fair value losses on the reclassified trading assets were recognised in the consolidated income statement.

7.    Loans and Advances to Banks

	As at	As at
	30.06.09	31.12.08
By Geographical Area	£m	£m
United Kingdom	11,117	7,532
Other European Union	15,051	12,600
United States	15,568	13,616
Africa	2,755	2,189
Rest of the World	8,511	11,821
	53,002	47,758
Less: Allowance for impairment	(58)	(51)
Total loans and advances to banks	52,944	47,707

8.    Loans and Advances to Customers

	As at	As at
	30.06.09	31.12.08
	£m	£m
Retail business	200,552	201,588
Wholesale and corporate business	220,030	266,750
	420,582	468,338
Less: Allowances for impairment	(8,778)	(6,523)
Total loans and advances to customers	411,804	461,815

9.    Allowance for Impairment on Loans and Advances

	As at	As at
	30.06.09	31.12.08
	£m	£m
At beginning of period	6,574	4,876
Acquisitions and disposals	70	210
Exchange and other adjustments	(361)	817
Unwind of discount	(95)	(72)
Amounts written off	(1,279)	(2,008)
Recoveries	57	100
Amounts charged against profit	3,870	2,651
At end of period	8,836	6,574

Allowance
United Kingdom	3,461	2,947
Other European Union	1,547	963
United States	2,184	1,561
Africa	1,129	857
Rest of the World	515	246
At end of period	8,836	6,574

Amounts Charged Against Profit
New and Increased Impairment Allowances
United Kingdom	1,580	1,162
Other European Union	890	483
United States	943	772
Africa	457	319
Rest of the World	333	184
	4,203	2,920
Less: Releases of Impairment Allowance
United Kingdom	(96)	(94)
Other European Union	(129)	(24)
United States	(10)	(1)
Africa	(13)	(23)
Rest of the World	(28)	(27)
	(276)	(169)
Less: Recoveries
United Kingdom	(31)	(70)
Other European Union	(8)	(5)
United States	-	(1)
Africa	(17)	(23)
Rest of the World	(1)	(1)
	(57)	(100)

Total amounts charged against profit	3,870	2,651

10.    Subordinated Liabilities - Dated

	As at	As at
	30.06.09	31.12.08
	£m	£m
Opening balance	16,169	13,255
Issuances	2,952	16
Redemptions	(285)	(712)
Other	(1,864)	3,610
Closing balance	16,972	16,169

Issuances
Fixed/Floating Rate Callable Subordinated Floating Rate Notes 2015 (KES 2bn)	-	16
10% Fixed Rate Subordinated Notes 2021 (GBP 1,961m)	1,961	-
10.179% Fixed Rate Subordinated Notes 2021 (USD 1,249m)	756	-
Subordinated Callable Notes (6% Real Yield) 2019 (R 3,000m)	235	-
	2,952	16

Redemptions
Floating Rate Subordinated Step-up Callable Notes 2013 (Yen 5,500m)	-	(26)
Floating Rate Subordinated Notes 2013 (USD1,000m)	-	(569)
Floating Rate Subordinated Notes 2013 (AU$150m)	-	(70)
5.93% Subordinated Notes 2013 (AU$100m)	-	(47)
Subordinated Fixed to CMS-Linked 2009 (EUR31m)	(30)	-
14.25% Subordinated Callable Notes 2014 (R 3,100m)	(243)	-
Redeemable cumulative option-holding preference shares 2009 (R 152m) [1]	(12)	-
	(285)	(712)

1    The preference shares redeemed included an embedded option to convert to ordinary shares in Absa at an agreed price. Absa agreed to repurchase 73,006,000 of the outstanding options at redemption date. The repurchase of these options resulted in a movement to other retained earnings.

10.    Subordinated Liabilities - Undated

	As at	As at
	30.06.09	31.12.08
	£m	£m
Opening balance	13,673	8,328
Issuances	-	2,131
Redemptions	(3,507)	-
Other	(1,869)	3,214
Closing balance	8,297	13,673

Issuances
14% Step-up Callable Perpetual RCIs (£3,000m)	-	2,131
	-	2,131
Redemptions
9% Permanent Interest Bearing Capital Bonds (£100m)	(60)	-
9.25% Perpetual Sub Notes (ex Woolwich) (£150m)	(75)	-
6.875% Undated Subordinated Notes (£650m)	(515)	-
6.375% Undated Subordinated Notes (£465m)	(332)	-
7.125% Undated Subordinated Notes (£525m)	(367)	-
6.125% Undated Subordinated Notes (£550m)	(354)	-
8.25% Undated Subordinated Notes (£1,000m)	(860)	-
7.7% Undated Subordinated Notes (USD2bn)	(944)	-
	(3,507)	-

11.    Retirement Benefit Liabilities

The Group's IAS 19 pension deficit across all schemes as at 30th June 2009 was £3,910m (31st December 2008: £1,287m; 30th June 2008: surplus of £141m). There are net recognised liabilities of £1,458m (31st December 2008: £1,292m; 30th June 2008: £1,567m) and unrecognised actuarial losses of £2,452m (31st December 2008: gain of £5m; 30th June 2008: gain of £1,708m). The net recognised liabilities comprised retirement benefit liabilities of £1,523m (31st December 2008: £1,357m; 30th June 2008: £1,603m) and assets of £65m (31st December 2008: £65m; 30th June 2008: £36m).
The Group's IAS 19 pension deficit in respect of the main UK Scheme as at 30th June 2009 was £3,510m (31st December 2008: deficit of £858m, 30th June 2008: surplus of £439m). The most significant reason for this change was the decrease in AA long-term corporate bond yields which resulted in a lower discount rate of 6.42% (31st December 2008: 6.75%; 30th June 2008: 6.70%) and an increase in the inflation assumption to 3.75% pa (31st December 2008: 3.16%; 30th June 2008: 4.06%), both of which increased the liabilities.

12.    Share Capital and Share Premium

Ordinary Shares

The issued ordinary share capital of Barclays Bank PLC at 30th June 2009 comprised 2,342 million (31st December 2008: 2,338 million) ordinary shares of £1 each.
The whole of the issued ordinary share capital of Barclays Bank PLC at 30th June 2009 is beneficially owned by Barclays PLC.

Preference Shares

The issued preference share capital of Barclays Bank PLC at 30th June 2009 comprised £60m (31st December 2008: £60m) of preference shares of the following denominations:

	As at	As at
	30.06.09	31.12.08
	'000	'000
Issued and fully paid shares of £1 each	1	1
Issued and fully paid shares of £100 each	75	75
Issued and fully paid shares of US$0.25 each	237,000	237,000
Issued and fully paid shares of US$100 each	100	100
Issued and fully paid shares of €100 each	240	240

13.    Dividends

	Half Year Ended	Half Year Ended
	30.06.09	30.06.08
Dividends Paid During the Period	£m	£m
Ordinary shares	-	1,030

Ordinary dividends were paid to enable Barclays PLC to fund its dividend to shareholders.

Preference shares	232	147
Other equity instruments	50	55

14.    Contingent Liabilities and Commitments

	As at	As at
	30.06.09	31.12.08
	£m	£m
Acceptances and endorsements	312	585
Guarantees and letters of credit pledged as collateral security	13,056	15,652
Securities lending arrangements	31,639	38,290
Other contingent liabilities	9,773	11,783
Contingent liabilities	54,780	66,310

Documentary credits and other short-term trade related transactions	620	859

Undrawn Note Issuance and Revolving Underwriting Facilities:
Forward asset purchases and forward deposits placed	53	291
Standby facilities, credit lines and other	204,341	259,666
Commitments	205,014	260,816

The Group facilitates securities lending arrangements for its investment management clients whereby securities held by funds are lent to third parties. The borrowers provide the funds with collateral in the form of cash or other assets equal to at least 100% of the securities lent plus a margin of at least 2% up to 8%. Over the period of the loan, the funds may make margin calls to the extent that the collateral is less than the market value of the securities lent. Amounts disclosed above represent the total market value of the lent securities at 30th June 2009. The market value of collateral held by the funds was £32,673 (31st December 2008: £39,690m).
Several stand by facilities and credit lines were withdrawn on closed accounts during the six months to 30th June 2009.

15.    Legal Proceedings

Barclays has for some time been party to proceedings, including a class action, in the United States against a number of defendants following the collapse of Enron; the class action claim is commonly known as the Newby litigation. On 19th March 2007, the United States Court of Appeals for the Fifth Circuit issued a decision that the case could not proceed against Barclays as a class action because the plaintiffs had not alleged a proper claim against Barclays. On 22nd January 2008, the United States Supreme Court denied the plaintiffs' request for review of the Fifth Circuit's 19th March 2007 decision. On 5th March 2009, the District Court granted summary judgment in Barclays favour in relation to the plaintiffs' claims against Barclays. The District Court also denied the plaintiffs' request to amend the complaint to assert revised claims against Barclays on behalf of the class. The plaintiffs' time in which to file an appeal regarding the District Court's 5th March 2009 decision has not yet expired. Barclays considers that the Enron related claims against it are without merit and is defending them vigorously. It is not possible to estimate Barclays possible loss in relation to these matters, nor the effect that they might have upon operating results in any particular financial period.

Like other UK financial services institutions, the Group faces numerous County Court claims and complaints by customers who allege that its unauthorised overdraft charges either contravene the Unfair Terms in Consumer Contracts Regulations 1999 (UTCCR) or are unenforceable penalties or both. In July 2007, by agreement with all parties, the OFT commenced proceedings against seven banks and one building society, including Barclays, to resolve the matter by way of a "test case" process. Preliminary issues hearings took place in January, July and December 2008 with judgments handed down in April and October 2008 and January 2009 (a further judgment not concerning Barclays terms). As to current terms, in April 2008 the Court held in favour of the banks on the issue of the penalty doctrine. The OFT did not appeal that decision. In the same judgment the Court held in favour of the OFT on the issue of the applicability of the UTCCR. The banks appealed that decision. As to past terms, in a judgment on 8th October 2008, the Court held that Barclays historic terms, including those of Woolwich, were not capable of being penalties. The OFT indicated at the January 2009 hearing that it was not seeking permission to appeal the Court's findings in relation to the applicability of the penalty doctrine to historic terms. Accordingly, it is now clear that no declarations have or will be made against Barclays that any of its unauthorised overdraft terms considered in the test case are capable of constituting unenforceable penalties and that the OFT will not pursue this aspect of the test case further.

The proceedings have since concentrated exclusively on UTCCR issues. The banks' appeal against the decision in relation to the applicability of the UTCCR (to current and historic terms) was heard in late October 2008 and dismissed by the Court of Appeal's judgment of 26th February 2009. Subsequently, the banks were granted leave to appeal to the House of Lords which heard the banks' appeal on 23rd-25th June 2009 with judgment reserved. It is not clear yet when the House of Lords' ruling will become available. If the banks' appeal is upheld the test case should be at an end. If it is dismissed then it is likely that the proceedings will still take a significant period of time to conclude. Pending resolution of the test case process, existing and new claims in the County Courts remain stayed, and there is an FSA waiver of the complaints handling process (which is reviewable in December 2009) and a standstill of Financial Ombudsman Service decisions. The Group is defending the test case vigorously. It is not practicable to estimate the Group's possible loss in relation to these matters, nor the effect that they may have upon operating results in any particular financial period.
Barclays is engaged in various other litigation proceedings both in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against it which arise in the ordinary course of business. Barclays does not expect the ultimate resolution of any of the proceedings to which Barclays is party to have a significant adverse effect on the financial position of the Group and Barclays has not disclosed the contingent liabilities associated with these claims either because they cannot reasonably be estimated or because such disclosure could be prejudicial to the conduct of the claims.

16.    Competition and Regulatory Matters

The scale of regulatory change remains challenging and the global financial crisis is resulting in a significant tightening of regulation and changes to regulatory structures globally, especially for banks that are deemed to be of systemic importance. Concurrently, there is continuing political and regulatory scrutiny of the operation of the retail banking and consumer credit industries in the UK and elsewhere. The nature and impact of future changes in the legal framework, policies and regulatory action cannot currently be fully predicted and are beyond the Group's control, but, especially in the area of banking regulation, are likely to have an impact on the Group's businesses and earnings.

The market for payment protection insurance (PPI) has been under scrutiny by the UK competition authorities and financial services regulators. In September 2005, the OFT received a super-complaint from the Citizens Advice Bureau relating to PPI. As a result, the OFT commenced a market study on PPI in April 2006. In October 2006 the OFT announced the outcome of the market study and the OFT referred the PPI market to the UK Competition Commission (CC) for an in-depth inquiry in February 2007. In June 2008, the CC published its provisional findings. The CC published its final report into the PPI market on 29th January 2009. The CC's conclusion is that the businesses which offer PPI alongside credit face little or no competition when selling PPI to their credit customers. The CC has set out a package of measures which it considers will introduce competition into the market (the Remedies). The Remedies, which are expected to be implemented (following consultation) in 2010, are: a ban on sale of PPI at the point of sale; a prohibition on the sale of single premium PPI; mandatory personal PPI quotes to customers; annual statements for all regular premium policies, including the back book (for example credit card and mortgage protection policies); measures to ensure that improved information is available to customers; obliging providers to give information to the OFT to monitor the Remedies and to provide claims ratios to any person on request. The Group is reviewing the report, the CC's draft Remedies order and considering the next steps, including how this might affect the Group's different products. In March 2009, Barclays submitted an appeal of part of the CC's final report to the Competition Appeal Tribunal (CAT). The targeted appeal is focussed on the point of sale prohibition remedy which it is felt is not based on sound analysis, and is unduly draconian. The Group is also challenging the technical aspects of the CC's PPI market definition. A case management conference was held at the CAT on 28th April 2009 at which Lloyds Banking Group, Shop Direct and the FSA were granted permission to intervene. The hearing is listed for four days starting 7th September 2009.

Separately, in October 2006, the FSA published the outcome of its broad industry thematic review of PPI sales practices in which it concluded that some firms fail to treat customers fairly and that the FSA would strengthen its actions against such firms. Tackling poor PPI sales practices remains a priority for the FSA, with their most recent update on their thematic work published in September 2008. The Group voluntarily complied with the FSA's request to cease selling single premium PPI by the end of January 2009. There has been no enforcement action against the Group in respect of its PPI products. The Group has cooperated fully with these investigations into PPI and will continue to do so.
The OFT has carried out investigations into Visa and MasterCard credit card interchange rates. The decision by the OFT in the MasterCard interchange case was set aside by the Competition Appeals Tribunal in June 2006. The OFT is progressing its investigations in the Visa interchange case and a second MasterCard interchange case in parallel and both are ongoing. The outcome is not known but these investigations may have an impact on the consumer credit industry in general and therefore on the Group's business in this sector. In February 2007, the OFT announced that it was expanding its investigation into interchange rates to include debit cards.

In September 2006, the OFT announced that it had decided to undertake a fact find on the application of its statement on credit card fees to current account unauthorised overdraft fees. The fact find was completed in March 2007. On 29th March 2007, the OFT announced its decision to conduct a formal investigation into the fairness of bank current account charges. The OFT initiated a market study into personal current accounts (PCAs) in the UK on 26th April 2007. The study's focus was PCAs but it also included an examination of other retail banking products, in particular savings accounts, credit cards, personal loans and mortgages in order to take into account the competitive dynamics of UK retail banking. On 16th July 2008, the OFT published its market study report, in which it concluded that certain features of the UK PCA market were not working well for consumers. The OFT reached the provisional view that some form of regulatory intervention is necessary in the UK PCA market. On 16th July 2008, the OFT also announced a consultation to seek views on the findings and possible measures to address the issues raised in its report. The consultation period closed on 31st October 2008. The Group has participated fully in the market study process and will continue to do so.

US laws and regulations require compliance with US economic sanctions, administered by the Office of Foreign Assets Control, against designated foreign countries, nationals and others. HM Treasury regulations similarly require compliance with sanctions adopted by the UK government. The Group has been conducting an internal review of its conduct with respect to US Dollar payments involving countries, persons and entities subject to these sanctions and has been reporting to governmental authorities about the results of that review. The Group received inquiries relating to these sanctions and certain US Dollar payments processed by its New York branch from the New York County District Attorney's Office and the US Department of Justice, which along with other authorities, has been reported to be conducting investigations of sanctions compliance by non-US financial institutions. The Group has responded to those inquiries and is cooperating with the regulators, the Department of Justice and the District Attorney's Office in connection with their investigations of the Group's conduct with respect to sanctions compliance. Barclays has also received a formal notice of investigation from the FSA, and has been keeping the FSA informed of the progress of the US investigations and Barclays internal review. Barclays review is ongoing. It is currently not possible to predict the ultimate resolution of the issues covered by Barclays review and the investigations, including the timing and potential financial impact of any resolution, which could be substantial.

The Financial Services Compensation Scheme provides compensation to customers of financial institutions in the event that an institution is unable, or is likely to be unable, to pay claims against it. In 2008, a number of institutions were declared in default by the FSA. In order to meet its obligations to the depositors of these institutions, the FSCS obtained facilities from HM Treasury on an interest only basis which totalled £18.2bn as at 31st March 2009. The majority of the facilities are anticipated to be repaid wholly from recoveries from the institutions concerned, although some shortfalls are anticipated in the smaller facilities. The FSCS raises annual levies from the banking industry to meet its management expenses and compensation costs. Individual institutions make payments based on their level of market participation (in the case of deposits, the proportion that their protected deposits represent of total market protected deposits) at 31st December each year. If an institution is a market participant on this date it is obligated to pay a levy. Barclays Bank PLC was a market participant at 31st December 2007 and 2008. The Group has accrued £37m in 2009 (£101m for year ended 31st December 2008) for its share of levies that will be raised by the FSCS including the interest on the loan from HM Treasury. The accrual includes estimates for the interest FSCS will pay on the loan and estimates of Barclays market participation in the relevant periods. Interest will continue to accrue on the FSCS facilities and will form part of future FSCS management expenses levies. To the extent that the facilities have not been repaid in full by 31st March 2012, the FSCS will agree a schedule of repayments with HM Treasury, which will be recouped from the industry in the form of additional levies. Under the Banking Act 2009, in April 2009, HM Treasury issued a Notification to the FSCS requiring a contribution to the resolution costs of a further institution. The timing and size of any actual payments by the FSCS under the Notification and the consequent need for levies on the industry, is unclear. At the date of this Interim Results Announcement, it is not possible to estimate whether there will ultimately be additional levies on the industry, the level of Barclays market participation or other factors that may affect the amounts or timing of amounts that may ultimately become payable, nor the effect that such levies may have upon operating results in any particular financial period.

17.    Events After the Balance Sheet Date

On 9th July 2009, in a circular to shareholders, Barclays gave notice of a General meeting of the Company to be held on 6th August 2009 to consider and, if thought fit, to pass an ordinary resolution to dispose of the Barclays Global Investors business and ancillary arrangements.

18.    Related Party Transactions

Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions, or one other party controls both. The definition includes subsidiaries, associates, joint ventures and the Group's pension schemes, as well as other persons.

Subsidiaries

Transactions between Barclays PLC and subsidiaries also meet the definition of related party transactions. Where these are eliminated on consolidation, they are not disclosed in the Group financial statements.

Associates, Joint Ventures and Other Entities

The Group provides banking services to its associates, joint ventures and Group pension funds (principally the UK Retirement Fund), providing loans, overdrafts, interest and non-interest bearing deposits and current accounts to these entities as well as other services. Group companies, principally within Barclays Global Investors, also provides investment management and custodian services to the Group pension schemes. The Group also provides banking services for unit trusts and investment funds managed by Group companies and are not individually material.

Key Management Personnel

The Group provides banking services to Directors and other key management personnel and persons connected to them. Since 31st December 2008, an overdraft facility of £800,000 has been made available to a Director and a mortgage facility of £500,000 has been made available to a member of key management personnel. Both facilities are provided by Barclays Bank in the ordinary course of its business and the terms are no more favourable than would apply to someone of similar financial standing who is unconnected to the Group.
No additional related parties transactions have taken place in the first six months of the current financial year that have materially affected the financial position or the performance of the Group during that period; and there were no material changes in the related parties transactions described in the last Annual Report that could have a material effect on the financial position or performance of the Group in the first six months of the current financial year.
All of these transactions are conducted on the same terms to third-party transactions and are not individually material.

Amounts included, in aggregate, by category of related party entity are as follows:

Six Months Ending 30th June 2009	Associates	Joint Ventures	Entities Under Common Directorship	Pension Funds Unit Trusts and Investment Funds	Total
Income Statement	£m	£m	£m	£m	£m
Interest received	1	51	4	-	56
Interest paid	-	(10)	(1)	-	(11)
Fees received for services rendered	-	4	-	1	5
Fees paid for services provided	(24)	(62)	-	-	(86)
Principal transactions	(19)	(65)	(75)	36	(123)
Impairment	(47)	-	-	-	(47)

Assets
Loans and advances to banks and customers	58	912	579	-	1,549
Derivative transactions	1	6	98	69	174
Other assets	110	135	73	-	318

Liabilities
Deposits from banks and customer accounts	-	873	721	11	1,605
Derivative transactions	-	-	124	60	184
Other liabilities	3	16	49	19	87

Six Months Ending 31st December 2008	Associates	Joint Ventures	Entities Under Common Directorship	Pension Funds Unit Trusts and Investment Funds	Total
Income Statement	£m	£m	£m	£m	£m
Interest received	-	45	3	-	48
Interest paid	1	(51)	-	-	(50)
Fees received for services rendered	(1)	6	-	(1)	4
Fees paid for services provided	(12)	(79)	-	-	(91)
Principal transactions	3	40	104	(25)	122
Impairment	-	-	-	-	-

Assets
Loans and advances to banks and customers	110	954	34	-	1,098
Derivative transactions	-	9	311	15	335
Other assets	67	276	-	3	346

Liabilities
Deposits from banks and customer accounts	-	759	74	10	843
Derivative transactions	-	-	111	41	152
Other liabilities	3	18	-	28	49

Six Months Ending 30th June 2008	Associates	Joint Ventures	Entities Under Common Directorship	Pension Funds Unit Trusts and Investment Funds	Total
Income Statement	£m	£m	£m	£m	£m
Interest received	-	60	-	-	60
Interest paid	(1)	(22)	-	-	(23)
Fees received for services rendered	1	9	-	1	11
Fees paid for services provided	(32)	(67)	-	-	(99)
Principal transactions	5	19	(44)	-	(20)
Impairment	-	-	-	-	-

Assets
Loans and advances to banks and customers	129	1,512	67	-	1,708
Derivative transactions	-	4	38	-	42
Other assets	220	124	5	8	357

Liabilities
Deposits from banks and customer accounts	-	142	102	11	255
Derivative transactions	-	11	87	-	98
Other liabilities	3	16	-	25	44

No guarantees, pledges or commitments have been given or received in respect of these transactions for the periods ending 30th June 2009, 31st December 2008 and 30th June 2008.
There are no leasing transactions between related parties for the periods ending 30th June 2009, 31st December 2008 and 30th June 2009.
Derivatives transacted on behalf of the Pensions Funds Units Trusts and Investment Funds amounted to £176m (2008: £nil).
During the period Barclays paid £nil (2008: £1m) charitable donations through the Charities Aid Foundation, a registered charitable organisation, in which a Director is a Trustee.

19.    Segmental Reporting

The following section analyses the Group's performance by business. For management and reporting purposes, Barclays is organised into the following business groupings:

Global Retail and Commercial Banking

— UK Retail Banking

— Barclays Commercial Bank

— Barclaycard

— Global Retail and Commercial Banking - Western Europe

— Global Retail and Commercial Banking - Emerging Markets

— Global Retail and Commercial Banking - Absa

Investment Banking and Investment Management

— Barclays Capital

— Barclays Global Investors

— Barclays Wealth

Head Office Functions and Other Operations
UK Retail Banking

UK Retail Banking builds broad and deep relationships with consumers and small business owners throughout the UK by providing a wide range of products and financial services. Retail banking and mortgage lending provide access to current account and savings products and Woolwich branded mortgages. Consumer lending and insurance provide unsecured loan and protection products and general insurance. Barclays Financial Planning provides investment advice and products. Local Business provides banking services, including money transmission, to small businesses.

Barclays Commercial Bank

Barclays Commercial Bank provides banking services to organisations with an annual turnover of more than £1m. Customers are served via a network of relationship and industry sector specialists, which provide solutions constructed from a comprehensive suite of banking products, support, expertise and services, including specialist asset financing and leasing facilities. Customers are also offered access to the products and expertise of other businesses in the Group, particularly Barclays Capital, Barclaycard and Barclays Wealth.

Barclaycard

Barclaycard is a multi-brand credit card and consumer lending business which also processes card payments for retailers and merchants and issues credit and charge cards to corporate customers and the UK Government. It is one of Europe's leading credit card businesses and has an increasing presence in the United States and South Africa.

In the UK, Barclaycard comprises Barclaycard UK Cards, Barclaycard Partnerships, Barclays Partner Finance and FirstPlus.

Outside the UK, Barclaycard provides credit cards in the United States, Germany, South Africa (through management of the Absa credit card portfolio) and in the Scandinavian region, where Barclaycard operates through Entercard, a joint venture with Swedbank.

Barclaycard works closely with other parts of the Group, including UK Retail Banking, Barclays Commercial Bank, GRCB - Western Europe and GRCB - Emerging Markets, to leverage their distribution capabilities.

Global Retail and Commercial Banking - Western Europe

GRCB - Western Europe encompasses Barclays Global Retail and Commercial Banking as well as Barclaycard operations in Spain, Italy, Portugal, France and Russia. GRCB - Western Europe serves customers through a variety of distribution channels. GRCB - Western Europe provides a variety of products including retail mortgages, current and deposit accounts, commercial lending, unsecured lending, credit cards, investments, and insurance serving the needs of Barclays retail, mass affluent, and corporate customers.

Global Retail and Commercial Banking - Emerging Markets

GRCB - Emerging Markets encompasses Barclays Global Retail and Commercial Banking, including Barclaycard operations, in 14 countries organised in 4 geographic areas: East Asia and Indian Ocean (India, Indonesia, Pakistan, Mauritius and Seychelles); Middle East and North Africa (UAE and Egypt); East and West Africa (Ghana, Tanzania, Uganda and Kenya); and Southern Africa (Botswana, Zambia and Zimbabwe). GRCB - Emerging Markets serves its customers through a variety of distribution channels. GRCB - Emerging Markets provides a variety of traditional retail and commercial products including retail mortgages, current and deposit accounts, commercial lending, unsecured lending, credit cards, treasury and investments. In addition to this, it provides specialist services such as Sharia compliant products and mobile banking.

Global Retail and Commercial Banking - Absa

GRCB - Absa represents Barclays consolidation of Absa, excluding Absa Capital and Absa Card which is included as part of Barclays Capital and Barclaycard respectively. Absa Group Limited is one of South Africa's largest financial services organisations serving personal, commercial and corporate customers predominantly in South Africa. GRCB - Absa serves retail customers through a variety of distribution channels and offers a full range of banking services, including current and deposit accounts, mortgages, instalment finance and bancassurance products. It also offers customised business solutions for commercial and large corporate customers.

Barclays Capital

Barclays Capital is a global investment bank that provides large corporate, government and institutional clients with a full spectrum of solutions to their strategic advisory, financing and risk management needs. These solutions include the following products and services: Fixed income, currency and commodities, which includes interest rate, foreign exchange, commodities, emerging markets, money markets, and credit; Equities, which includes cash and equity derivatives and prime services; Investment Banking, which includes financial advisory, equity and debt underwriting; and Principal Investments. Barclays Capital includes Absa Capital, the investment banking business of Absa. Barclays Capital works closely with all other parts of the Group to leverage synergies from client relationships and product capabilities.

Barclays Global Investors

Barclays Global Investors is an asset manager and provider of investment management products and services.
BGI offers structured investment strategies such as indexing, global asset allocation and risk controlled active products including hedge funds and provides related investment services such as securities lending, cash management and portfolio transition services. BGI collaborates with the other Barclays businesses, particularly Barclays Capital and Barclays Wealth, to develop and market products and leverage capabilities to better serve the client base.
On 16th June 2009 the Board of Barclays PLC announced that it had accepted BlackRock Inc.'s offer to purchase the Barclays Global Investors business and has resolved to recommend it to shareholders for approval at a general meeting on 6th August 2009.

Barclays Wealth

Barclays Wealth serves high net worth, affluent and intermediary clients worldwide, providing private banking, asset management, stockbroking, offshore banking, wealth structuring and financial planning services and managed the closed life assurance activities of Barclays and Woolwich in the UK.
Barclays Wealth works closely with all other parts of the Group to leverage synergies from client relationships and product capabilities.

Head Office Functions and Other Operations

Head Office Functions and Other Operations comprises head office and central support functions, businesses in transition and consolidation adjustments.
Head office and central support functions comprises the following areas: Executive Management, Finance, Treasury, Corporate Affairs, Human Resources, Strategy and Planning, Internal Audit, Legal, Corporate Secretariat, Property, Tax, Compliance and Risk. Costs incurred wholly on behalf of the businesses are recharged to them.
Businesses in transition principally relate to certain lending portfolios that are centrally managed with the objective of maximising recovery from the assets. Consolidation adjustments largely reflect the elimination of inter-segment transactions.

Group Reporting Change in 2009

Barclays Russia, previously part of Global Retail and Commercial Banking - Emerging Markets is now managed and reported within Global Retail and Commercial Banking - Western Europe. This change was effective as of 1st January 2009 and the numbers for the six months ended 31st December 2008 have been restated accordingly. This restatement has no impact on the Group Income Statement or Balance Sheet. Loss before tax for Barclays Russia for the six months ended 31st December 2008 was £7m.

	UK Retail Banking	Barclays Commercial Bank	Barclaycard	GRCB - Western Europe
Six months ending 30th June 2009	£m	£m	£m	£m
Income from external customers, net of insurance claims	2,002	1,344	2,004	887
Inter-segment income	5	69	5	(1)
Total income net of insurance claims	2,007	1,413	2,009	886

Business segment performance before tax	268	404	391	31

Total assets	102,694	77,628	29,558	59,940

	UK Retail Banking	Barclays Commercial Bank	Barclaycard	GRCB - Western Europe [1]
Six months ending 31st December 2008	£m	£m	£m	£m
Income from external customers, net of insurance claims	2,314	1,341	1,792	815
Inter-segment income	(8)	55	9	(1)
Total income net of insurance claims	2,306	1,396	1,801	814

Business segment performance before tax	679	564	401	135

Total assets	101,422	84,038	30,930	65,521

	UK Retail Banking	Barclays Commercial Bank	Barclaycard	GRCB - Western Europe
Six months ending 30th June 2008	£m	£m	£m	£m
Income from external customers, net of insurance claims	2,204	1,316	1,377	643
Inter-segment income	(28)	33	41	(2)
Total income net of insurance claims	2,176	1,349	1,418	641

Business segment performance before tax	690	702	388	115

Total assets	96,341	80,961	24,282	51,516

1    31.12.08 figures have been restated to include Barclays Russia.
2    31.12.08 figures have been restated to exclude Barclays Russia.
3    The discontinued operations of Barclays Global Investors business is disclosed in note 20.

GRCB - Emerging Markets	GRCB - Absa	Barclays Capital	Barclays Global Investors [3]	Barclays Wealth	Head Office Functions and Other Operations	Total
£m	£m	£m	£m	£m	£m	£m
529	1,194	5,983	960	678	651	16,232
-	13	106	3	(51)	(149)	-
529	1,207	6,089	963	627	502	16,232

(86)	248	1,047	276	75	311	2,965

11,186	42,665	1,133,812	67,848	14,353	5,844	1,545,528

GRCB - Emerging Markets [2]	GRCB - Absa	Barclays Capital	Barclays Global Investors [3]	Barclays Wealth	Head Office Functions and Other Operations	Total
£m	£m	£m	£m	£m	£m	£m
584	1,137	1,727	854	704	(72)	11,196
-	14	93	3	(48)	(117)	-
584	1,151	1,820	857	656	(189)	11,196

89	254	778	330	489	(468)	3,251

13,870	40,397	1,629,126	71,342	13,280	3,103	2,053,029

GRCB - Emerging Markets	GRCB - Absa	Barclays Capital	Barclays Global Investors [3]	Barclays Wealth	Head Office Functions and Other Operations	Total
£m	£m	£m	£m	£m	£m	£m
410	1,032	3,288	984	706	(87)	11,873
-	15	123	3	(38)	(147)	-
410	1,047	3,411	987	668	(234)	11,873

52	298	524	265	182	(432)	2,784

11,001	34,183	966,141	79,032	17,761	4,534	1,365,752

20.    Discontinued Operations

The assets and liabilities related to the BGI business held for disposal have been presented as held for sale following the approval by the Group's management on 16th June 2009 and pending shareholder approval at a general meeting to be held on 6th August 2009. The completion date for the transaction is expected by the end of 2009.

The results of discontinued operations are as follows:

	Half Year Ended	Half Year Ended
	30.06.09	30.06.08
	£m	£m
Net fee and commission income	951	981

Net trading (loss)/income	(19)	14
Principal transactions	(19)	14

Other income	3	6
Total income	935	1,001

Operating expenses excluding amortisation of intangible assets and deal costs	(582)	(517)
Amortisation of intangible assets	(8)	(7)
Deal costs	(106)	-
Operating expenses	(696)	(524)

Profit before tax from discontinued operations	239	477
Tax	(114)	(155)
Profit after tax from discontinued operations	125	322

The other comprehensive income relating to discontinued operations are as follows:

	Half Year Ended	Half Year Ended
	30.06.09	30.06.08
	£m	£m
Tax relating to component of comprehensive income	8	12
Available for sale assets	12	(3)
Currency translation reserve	(157)	17
Total comprehensive income for the year from discontinued operations	(137)	26

The cash flows attributable to the discontinued operations are as follows:

	Half Year Ended	Half Year Ended
	30.06.09	30.06.08
Cash Flows from Discontinued Operations	£m	£m
Net cash flows from operating activities	(86)	118
Net cash flows from investing activities	(44)	(62)
Net cash flows from financing activities	225	(300)
Effect of exchange rates on cash and cash equivalents	(96)	6
Net (decrease)/increase in cash and cash equivalents	(1)	(238)
Cash and cash equivalents at beginning of period	1,035	749
Cash and cash equivalents at beginning of period	1,034	511

Assets of the disposal group are as follows:

As at
30.06.09
Assets	£m
Cash and balances at central banks [1]	1,034
Financial assets designated at fair value:
- Held in respect of linked liabilities to customers under investment contracts	64,158
Available for sale financial investments	83
Other assets	376
Goodwill	346
Intangible assets	68
Property, plant and equipment	126
Deferred tax assets	201
Total assets	66,392

Liabilities of disposal group are as follows:

As at
30.06.09
Liabilities	£m
Liabilities to customers under investment contracts	64,158
Other liabilities	449
Current tax liabilities	(14)
Deferred tax liabilities	19
Total liabilities	64,612

1    Excludes cash and bank balances classified as financial assets designated at fair value held in respect of linked liabilities to customers under investment contracts of £2,387m.

  Other Information

General Information

The information in this announcement, which was approved by the Board of Directors on 2nd August 2009, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006 (the 'Act'). Statutory accounts for the year ended 31st December 2008, which contained an unqualified audit report under Section 235 of the Companies Act 1985 and which did not make any statements under Section 237 of the Companies Act 1985, have been delivered to the Registrar of Companies in accordance with Section 242 of the Companies Act 1985.

Registered Office

1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000.
Company number: 1026167

Website

www.barclays.com

  Glossary of Terms

Absa  refers to the results for Absa Group Limited as consolidated into the results of Barclays PLC; translated into Sterling with adjustments for amortisation of intangible assets, certain head office adjustments, transfer pricing and minority interests.

Absa Capital is the portion of Absa's results that is reported by Barclays within Barclays Capital.

Absa Card is the portion of Absa's results that is reported by Barclays within Barclaycard.

Absa Group Limited refers to the consolidated results of the South African group of which the parent company is listed on the Johannesburg Stock Exchange (JSE Limited) in which Barclays owns a controlling stake.

Alt-A  is defined as loans regarded as lower risk than sub-prime, but they share higher risk characteristics than lending under normal criteria.

Cost:income ratio is defined as operating expenses compared to total income net of insurance claims.

Cost:net income ratio is defined as operating expenses compared to total income net of insurance claims less impairment charges.

CRL  is defined as Credit Risk Loans and are loans which are: impaired, but may still be performing; contractually overdue 90 days; or restructured.

Daily Value at Risk (DVaR) is an estimate of the potential loss which might arise from unfavourable market movements, if the current positions were to be held unchanged for one business day, measured to a defined confidence level.

Gain on acquisition is defined as the amount by which the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities, recognised in a business combination, exceeds the cost of the combination.

Income  refers to total income net of insurance claims, unless otherwise specified.

RMBS  is defined as residential mortgage backed securities.

Sub-prime  is defined as loans to sub-prime borrowers typically having weakened credit histories that include payment delinquencies and potentially more severe problems such as court judgements and bankruptcies. They may also display reduced repayment capacity as measured by credit scores, high debt-to-income ratios, or other criteria indicating heightened risk of default.